UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2011

or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

MET-PRO CORPORATION

RETIREMENT SAVINGS PLAN

CONTENTS

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Marcum llp

Marcum llp
Bala Cynwyd, PA
June 27, 2012

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010

Assets
Investments, at fair value:
Mutual funds	$10,856,881	$10,684,614
Met-Pro Corporation common stock	2,762,091	3,413,952
Common collective trust fund	1,053,427	1,111,592
	14,672,399	15,210,158
Receivables:
Notes receivable from participants	169,875	161,637

Net Assets Reflecting all Investments at Fair Value	14,842,274	15,371,795

Adjustments from fair value to contract value for fully-
benefit responsive investment contracts	(36,088)	(24,506)

Net Assets Available for Benefits	$14,806,186	$15,347,289

The accompanying notes are an integral part of these financial statements.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

Additions
Investment Income:
Dividends and interest	$ 351,845	$ 228,935
Unrealized (depreciation) appreciation:
Mutual funds	(911,184)	992,626
Met-Pro Corporation common stock	(789,820)	352,926
Common collective trust fund	4,970	(13,437)
Realized (loss) gain:
Mutual funds	(23,138)	32,862
Met-Pro Corporation common stock	(30,133)	(1,131)
Common collective trust fund	1,823	1,908

Total Investment (Loss) Income	(1,395,637)	1,594,689
Interest income on notes receivable from participants	6,855	7,856

Contributions:
Employees	1,119,500	1,024,943
Employer	760,364	678,853

Total Contributions	1,879,864	1,703,796

Total Additions	491,082	3,306,341

Deductions
Benefits paid to beneficiaries
and terminated employees	1,022,161	1,869,840
Administration and other expenses	10,024	21,456

Total Deductions	1,032,185	1,891,296

Net (Decrease) Increase	(541,103)	1,415,045

Net Assets Available for Benefits
Beginning of year	15,347,289	13,932,244

End of year	$14,806,186	$15,347,289

The accompanying notes are an integral part of these financial statements.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 1 - Description of the Plan

The following description of the Met-Pro Corporation Retirement Savings Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of Met-Pro Corporation (“the Company”).  Effective April 1, 2011, employees became participants in the Plan upon completing one month of employment and having attained the age of 18.

Employee Contributions

The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee’s compensation may be deferred by having the Company contribute such amount on the employee’s behalf to the Plan.  The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

Employer Contributions

The Company may elect to contribute a matching percentage of one-half of the participant’s eligible contributions for the plan year up to 4% of eligible compensation.

The Company makes a discretionary contribution for all employees ranging from 2% to 4% depending on the age of the participant and years of service.  Total discretionary contributions for 2011 and 2010 amounted to approximately $468,000 and $434,000, respectively.

Forfeitures

Forfeitures by terminated employees of amounts not vested are reallocated against plan administration fees or employer contributions.  Employee forfeited, nonvested amounts were approximately $17,000 and $26,000 for the years ended December 31, 2011 and 2010, respectively.

Investment Options

Participants can direct their allocable balances into mutual funds, a common collective trust fund and sponsor corporate stock managed by PNC Advisors (“Trustee”).

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 1 - Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with his or her salary deferral contribution, employer contributions, if any, and an allocation of net investment income and charged with an allocation of administrative expenses.  Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.  Participants may change their investment options at any time.

For terminated employees with vested balances over $1,000, but not over $5,000, an automatic rollover to a qualified retirement plan is performed.  Any terminated employee with less than $1,000 vested will receive a distribution representing his or her vested account balance less applicable income tax withholding, unless instructed to rollover such amount to either an IRA or another qualified retirement plan.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less.  The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the plan administrator as of the date of the loan agreement.  Principal and interest is paid ratably through monthly payroll deductions.

Vesting

Participants are immediately vested in their voluntary contributions.  Participants are 100 percent vested immediately upon reaching three years of credited service. Prior to January 1, 2007, participants vested using a six-year graded scale.  Contributions for participants who became eligible prior to January 1, 2007 vest using the scale which is more beneficial to the participant.

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for participant benefit payments.

Fully benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962-205-45-3, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Contributions

Employer matching, employer discretionary and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made.  The participants designate what percentage of their contribution, along with the employer match, is allocated to the various investment options.

Payments of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common stock is valued at quoted market prices.  The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 2 - Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Concentrations of Credit Risk

At December 31, 2011 and 2010, the Plan maintained 100% of its investments with PNC Advisors.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The Plan uses the market approach valuation technique to value its investments. The market approach uses prices and other pertinent information generated from market transactions involving identical or comparable assets or liabilities. The types of factors that the Plan may take into account in fair value pricing the investments include available current market data, including relevant and applicable market quotes. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.  The fair value of the Met-Pro Corporation common stock is based on quoted market prices.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The fair value of the common collective trust fund held by the Plan is based on this methodology.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  The Plan does not maintain Level 3 assets.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

The following table provides fair value measurement information for the Plan’s major categories of financial assets measured on a recurring basis.  During 2011 and 2010, there were no transfers of financial assets or liabilities between levels within the fair value hierarchy.

		Fair Value Measurements at Reporting Date Using

			Quoted Prices for
		Quoted Prices in	Similar Assets in	Significant
	Fair Value	Active Markets for	Active or Non-active	Unobservable
	December 31,	Identical Assets	Markets	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)

Assets
Investments:
Mutual funds:
Growth	$ 5,969,025	$ 5,969,025	$ --	$ --
Index	1,255,366	1,255,366	--	--
Fixed income	513,620	513,620	--	--
Balanced	3,117,859	3,117,859	--	--
Other	1,011	1,011	--	--
Total mutual funds	10,856,881	10,856,881	--	--
Met-Pro Corporation
common stock	2,762,091	2,762,091	--	--
Common collective trust fund	1,053,427	--	1,053,427	--

	$ 14,672,399	$ 13,618,972	$ 1,053,427	$ --

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

		Fair Value Measurements at Reporting Date Using

			Quoted Prices for
		Quoted Prices in	Similar Assets in	Significant
	Fair Value	Active Markets for	Active or Non-active	Unobservable
	December 31,	Identical Assets	Markets	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Assets
Investments:
Mutual funds:
Growth	$ 6,110,351	$ 6,110,351	$ --	$ --
Index	1,090,037	1,090,037	--	--
Fixed income	439,199	439,199	--	--
Balanced	3,043,971	3,043,971	--	--
Other	1,056	1,056	--	--
Total mutual funds	10,684,614	10,684,614	--	--
Met-Pro Corporation
common stock	3,413,952	3,413,952	--	--
Common collective trust fund	1,111,592	--	1,111,592	--

	$ 15,210,158	$ 14,098,566	$ 1,111,592	$ --

Recently Issued Accounting Pronouncement

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820). This updated accounting guidance establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011.  The adoption of this standard is not expected to have a material impact on the Plan’s financial statements.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 3 - Tax Status

Effective April 1, 2011, the Plan was established using a prototype plan document sponsored by PNC Advisors. The Internal Revenue Service has ruled in a letter dated March 31, 2008, that the prototype plan, as then designed, qualifies under Section 401 of the Internal Revenue Code (IRC) and was, therefore, exempt from taxation.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audit, however, there are currently no audits for any tax periods in progress.  The plan administrator believes that Plan is no longer subject to income tax examinations for years prior to 2008.

Note 4 - Administration of Plan Assets

The Plan’s assets, which consist principally of investments, are held by the Trustee of the Plan.  Certain fees of the Plan are paid by the Plan’s sponsor.  Certain administrative functions are performed by employees of the Company.  No employees received compensation from the Plan.

Note 5 - Investments

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2011	2010
Janus Balanced Class S Fund	$1,554,748	$1,418,347
Janus Forty Class S Fund	1,689,154	1,764,750
Janus Growth and Income Class S Fund	1,115,957	1,030,577
Janus Overseas Class S Fund	753,338	1,182,909
T Rowe Price Retirement 2020 R Fund	885,226	794,776
Federated Mid-Cap Index	857,690	*
Met-Pro Corporation Common Stock	2,762,091	3,413,952
PNC Investment Contract Fund	1,053,427	1,111,592

*   amount was less than 5% of fair value of net assets

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 6 - Investment Contract with Insurance Company

One of the investment options available in the Plan is the PNC Investment Contract Fund (“Fund”).  The Fund is a common collective trust that invests in fully benefit-responsive investment contracts which include principally short-term investments and fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

An average yield earned by the Fund was computed by dividing the annualized one-day earnings of the Fund’s investments at year end (irrespective of the interest rate credited to unit holders in the Fund) by the fair value of the Fund’s investments on that date.

An average yield earned by the Fund as adjusted to reflect the actual interest rate credited to unit holders was computed by dividing the annualized one-day earnings credited to unit holders at year end (irrespective of the actual earnings of the investments in the Fund) by the fair value of the Fund’s investments on that date.

The average yield earned by the Plan on the Fund during the years ended December 31, 2011 and 2010 was 1.53% and 1.65% and the average interest rate credited to the participants was 2.04% and 2.36%, respectively.

Note 7 - Related Party Transactions

Certain plan investments are shares of mutual funds managed by PNC Advisors.  PNC Advisors is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The investments with PNC Advisors were $1,053,427 and $1,111,592 at December 31, 2011 and 2010, respectively.  Purchases and sales of shares were 21,679 and 44,723 for the year ended December 31, 2011, respectively, and 71,631 and 82,749 for the year ended December 31, 2010, respectively.

Certain plan investments are shares of Plan sponsor common stock.  These transactions qualify as party-in-interest transactions. The investments with Met-Pro Corporation were $2,762,091 and $3,413,952 at December 31, 2011 and 2010, respectively.  Purchases and sales of shares were 39,375 and 22,907 for the year ended December 31, 2011, respectively, and 39,874 and 24,896 for the year ended December 31, 2010, respectively.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 - Plan Amendments

On April 1, 2011 the Plan was amended primarily to (i) convert the plan document from a custom document to a PNC prototype; (ii) change the participant eligibility from 21 years of age to 18 and (iii) reduce the participant waiting period from the completion of six months or 500 hours of employment to the first of the month following 30 days of employment.   On October 20, 2010 the Plan was amended to waive the new hire waiting period and provide vesting services to employees of Bio-Reaction Industries, Inc. ("Bio Reaction") in connection with the Company's asset purchase of Bio-Reaction which occurred on October 8, 2010.

Note 10 - Subsequent events

The Plan evaluates events that have occurred after the balance sheet date but before the financial statements are issued.  Based upon the evaluation, the Plan did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosed in the financial statements.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

EIN:  23-1683282
PLAN-009
SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)

		Description of Investment
		Including Maturity
	Identity of Issue,	Date, Rate of Interest,
	Borrower, Lessor,	Collateral, Par or		Current
	or Similar Party	Maturity Value	Cost	Value
	Mutual Funds:
	American Century Small Cap Value	Mutual fund	$ 382,883	$ 359,515
	BlackRock High Yield Bond Cls A Fund	Mutual fund	31,186	29,737
	BlackRock Index Equity Cls A Fund	Mutual fund	367,176	397,676
	Federated Mid-Cap Index Fund	Mutual fund	853,850	857,690
	Federated Total Return Bond Fund	Mutual fund	469,487	483,883
	Fidelity Adv New Insight	Mutual fund	2,039	2,019
	Growth Fund of America	Mutual fund	689,495	740,354
	Investment Company of America	Mutual fund	79,636	84,524
	Janus Balanced Class S Fund	Mutual fund	1,446,106	1,554,748
	Janus Forty Class S Fund	Mutual fund	1,576,957	1,689,154
	Janus Growth and Income Class S Fund	Mutual fund	945,820	1,115,957
	Janus Overseas Class S Fund	Mutual fund	879,691	753,338
	MFS Value R3	Mutual fund	260,211	281,630
*	MPC SLF	Mutual fund	1,011	1,011
	Royce Value Plus Service Fund	Mutual fund	483,033	485,618
	T Rowe Ret 2010 R	Mutual fund	361,328	360,611
	T Rowe Ret 2020 R	Mutual fund	881,865	885,226
	T Rowe Ret 2030 R	Mutual fund	201,493	203,358
	T Rowe Ret 2040 R	Mutual fund	325,996	326,113
	T Rowe Ret 2050 R	Mutual fund	49,641	53,944
	Washington Mutual Investors Fund	Mutual fund	187,479	190,775
			10,476,383	10,856,881

*	Met-Pro Corporation Stock	Common stock	2,654,513	2,762,091

*	Common Collective Trust Funds:
	PNC Investment Contract Fund	Investment contract fund	948,584	1,053,427

			$14,079,480	$14,672,399

*	Participant loans	4.25% - 9.25% interest with
		varying maturity dates through
		December 2016	$ --	$ 169,875

*	Party-In-Interest

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Retirement Savings Plan

Date: June 27, 2012	By: /s/ Neal E. Murphy
Neal E. Murphy
Vice President - Finance

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Marcum llp